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EXHIBIT 99
FORM 27
Securities Act
MATERIAL CHANGE REPORT UNDER
SECTION 75(3) OF THE ACT

1.
Reporting Issuer

        The reporting issuer is MI Developments Inc. (the "Corporation"), a corporation incorporated under the laws of the Province of Ontario and having its registered office at 455 Magna Drive, Aurora, Ontario, Canada L4G 7A9.

2.
Date of Material Change

        The material change occurred on January 14, 2004.

3.
Press Release

        On January 14, 2004, a press release describing the material change was issued by the Corporation and delivered to the Ontario Securities Commission and the other Canadian securities regulatory authorities, to The Toronto Stock Exchange, to The New York Stock Exchange and to Canada Newswire for publication and dissemination through its North American Disclosure and Financial Capital Plus networks.

4.
Summary of Material Change

        On January 14, 2004, through distribution of the press release, the Corporation announced the resignation of Mr. William J. Biggar as President and Chief Executive Officer and the appointment of Mr. Werner Czernohorsky as President of the Corporation, formerly President of the Construction Group.

5.
Full Description of Material Change

        On January 14, 2004, through distribution of the press release, the Corporation announced the resignation of Mr. William J. Biggar as President and Chief Executive Officer and the appointment of Mr. Werner Czernohorsky as President of the Corporation, formerly President of the Construction Group.

6.
Reliance on Section 75(3) of the Act

        This report is not being filed on a confidential basis.

7.
Omitted Information

        Not applicable.

8.
Senior Officers

        For further information, please contact John Simonetti, Vice President and Chief Financial Officer of the Corporation at 905-726-7119.

9.
Statement of Senior Officer

        The foregoing accurately discloses the material change referred to herein.

        DATED at Aurora, Ontario as of the 19th day of January, 2004.

/s/ EDWARD C. HANNAH Edward C. Hannah Executive Vice-President, Secretary and General Counsel

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EXHIBIT 99 FORM 27 Securities Act MATERIAL CHANGE REPORT UNDER SECTION 75(3) OF THE ACT